SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✔	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding closing of disposal of assets and external investment  of China Petroleum & Chemical Corporation (the “Registrant”); and
2.          an announcement regarding disposal of pipeline inventory of the Registrant;

Each made by the Registrant on September 30, 2020.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Closing of Disposal of Assets and External Investment

References are made to the announcement dated 23 July 2020 and the circular dated 13 August 2020 (the “Circular”) of China Petroleum & Chemical Corporation (the “Company”), in relation to the disposal of assets and external investment of the Company and its subsidiaries (the “Group”). Unless otherwise stated in this announcement, the capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Board of Directors is pleased to announce that on the date of this announcement, all the conditions precedent in the Transaction Agreements have been fulfilled. The ownership, obligations, responsibilities and risks of the Target Assets will be transferred to China Oil & Gas Pipeline Network Corporation (“PipeChina”) from 24:00 on the date of this announcement. At the same time, in accordance with the arrangements of the Transactions, the Group and PipeChina have recently entered into agreements for the use of relevant oil and gas pipeline facilities, agreeing on the terms and arrangements for the relevant services.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
30 September 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Disposal of Pipeline Inventory

Reference is made to the announcement of the major transaction dated 23 July 2020 of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) in relation to the disposal of assets and external investment by Sinopec Corp. and its subsidiaries (the “Announcement”). Unless otherwise stated in the announcement, the capitalised terms used herein shall have the same meaning as those defined in the Announcement.

Pursuant to the Agreement on Cash Payment to Purchase Assets entered into between Marketing Company and China Oil & Gas Pipeline Network Corporation (“PipeChina”) on 23 July 2020, both parties shall enter into separate agreement to stipulate the purchase of Pipeline Inventory (including asset volume and prices) by PipeChina from Marketing Company. On 30 September 2020, Marketing Company and PipeChina entered into the Agreement on Disposal of Pipeline Inventory in relation to the Oil and Gas Pipeline Assets Transaction (the “Pipeline Inventory Disposal Agreement”), of which details are as follows:
1. Disposal and Delivery of Pipeline Inventory
Marketing Company agreed to dispose of the refined oil products stored in the pipelines and storage facilities in the Target Assets (the “Pipeline Inventory”) to PipeChina in accordance with the agreement.
The ownership, obligations, responsibilities and risks of the Pipeline Inventory shall be transferred from Marketing Company to PipeChina from 24:00 on the Closing Date as agreed in the Agreement on Cash Payment to Purchase Assets.
The occurrence of the Closing Date represents that Marketing Company has completed the obligation of delivery of Pipeline Inventory under the Pipeline Inventory Disposal Agreement. Marketing Company and PipeChina shall confirm the volume and total price of the Pipeline Inventory as agreed under the Pipeline Inventory Disposal Agreement.

2. Handover Measurement of Pipeline Inventory
Taking 8:00 a.m. on the Closing Date as the time point for stocktaking of Pipeline Inventory, Marketing Company and PipeChina shall perform stocktaking of Pipeline Inventory, which is expected to be approximately 1.27 million tonnes. The products quality and volume of Pipeline Inventory to be delivered shall be examined and confirmed by auditor jointly appointed by Marketing Company and PipeChina.
3. Unit Price of Pipeline Inventory
Marketing Company and PipeChina agreed that the unit price of refined oil products is confirmed and calculated based on the following formula:
Unit price of refined oil products = (unit price base of refined oil products as at the Valuation Date + unit price base of refined oil products as at the Closing Date) / 2 (Unit: RMB /tonne).
Unit price base of refined oil products (distinguish gasoline and diesel product specifications): unit price base of gasoline and diesel is determined respectively by the average price of the highest retail prices of standard gasoline and diesel products in 30 provinces, municipalities and central cities across the PRC published by National Development and Reform Commission, multiplied by the quality ratios of gasoline and diesel, with RMB500 deducted per tonne.
The unit price base of refined oil products shall be tax inclusive. Price (tax exclusive) = price (tax inclusive) ÷ 1.13.
4. Total Price of Pipeline Inventory and Payment
The total price of Pipeline Inventory is determined based on the volume and the unit price of Pipeline Inventory confirmed separately in accordance with the Pipeline Inventory Disposal Agreement. It is expected that the total price of Pipeline Inventory shall be approximately RMB7.7 billion (tax exclusive). Within 5 days after the audit confirmation, Marketing Company and PipeChina shall confirm the total price of Pipeline Inventory in the Target Assets in terms of various types and locations and sign the confirmation letters regarding the price of each part of the Pipeline Inventory. PipeChina shall pay in one lump-sum the total price of the Pipeline Inventory to the designated bank account of Marketing Company before 31 October 2020 in the amounts as confirmed in all confirmation letters of the price of each part of Pipeline Inventory.
5. Establishment and Effectiveness
The Pipeline Inventory Disposal Agreement shall be established and become effective from the date of being signed and sealed by Marketing Company and PipeChina.

This is a voluntary announcement made by the Company.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
30 September 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 1, 2020